UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011

Commission File Number: 001-33765

AIRMEDIA GROUP INC.
17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.
By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Executive Officer
Date: May 10, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding first quarter 2011 financial results

99.2	Press release regarding appointment of president and director

3